ANVIL FOREST PRODUCTS INC.
284C Campion Street
Kelowna, British Columbia
Canada V1X 7S8

November 8, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ms. Jennifer R. Hardy
                 Legal Branch Chief

RE:	Anvil Forest Products Inc.
Form SB-2 Registration Statement
Registration No. 333-146024

Dear Ms. Hardy,

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Anvil Forest Products Inc. (the “Company”) requests acceleration of the effective date of its Form SB-2 Registration Statement to November 13, 2007, at 4:00 p.m., E.S.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and

*

the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:      Anvil Forest Products Inc.
           Form SB-2 Registration Statement
           SEC File 333-146024
November 8, 2007

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

ANVIL FOREST PRODUCTS INC.

BY:   WALTER BRENNER
         Walter Brenner President, Principal Executive
         Officer, Principal Financial Officer, Principal
         Accounting Officer

cc: Conrad C. Lysiak